MANAGEMENT’S DISCUSSION & ANALYSIS – 2015 FIRST QUARTER

This Management’s Discussion and Analysis (MD&A) was prepared by management as at April 29, 2015, and was reviewed and approved by the Audit Committee.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nevsun Resources Ltd. and notes thereto for the three months ended March 31, 2015, as well as the 2014 audited consolidated financial statements, the 2014 MD&A and the 2014 Annual Information Form (AIF) dated February 25, 2015.  All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the three months ended March 31, 2015, and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound, per litre and per share data.  Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument (NI) 43-101 are contained in the Company’s most recently filed AIF which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com.

Business of the Company

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are engaged in the acquisition, exploration, development and operation of mineral property interests.  Nevsun is a public company which is listed on the TSX and the NYSE MKT LLC, under the trading symbol “NSU”.  Nevsun was incorporated under the laws of the Province of British Columbia under the Company Act (British Columbia), is currently governed by the Business Corporations Act (British Columbia) and maintains its head office at Suite 760 – 669 Howe Street, Vancouver, British Columbia, Canada, V6B 0C4 and its registered and records office at 1000 – 840 Howe Street, Vancouver, British Columbia, Canada, V6Z 2M1 and its website address is www.nevsun.com.

The Company’s principal mining operation is the Bisha Mine and the Company’s principal mineral property is the Bisha Property owned by Bisha Mining Share Company (BMSC), an Eritrean registered corporation. Nevsun is a 60% shareholder of BMSC with the remaining 40% ownership in BMSC held by the State-owned Eritrean National Mining Corporation (ENAMCO).  BMSC is governed under the terms of a shareholder agreement between Nevsun and ENAMCO.  Under Eritrean mining law, the State of Eritrea initially held a 10% free carried interest in the property.  In October 2007, ENAMCO agreed to purchase an additional 30% interest in BMSC.  BMSC was granted a 20 year mining license for the Bisha project on December 12, 2007.  BMSC was granted a 10 year mining license for the Harena property on July 6, 2012.  BMSC holds the Mogoraib River exploration license which includes the Hambok deposit.  This exploration license is renewed annually.

The Bisha Mine hosts a gold, copper and zinc deposit and the overall Bisha district includes satellite VMS deposits known as Harena, Northwest and Hambok.  The Bisha Mine was in commercial production of gold from February 2011 to June 2013 which allowed an early payback of gold phase capital and allowed for funding of the copper phase expansion.  Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and achieved commercial production on December 1, 2013.  Mining of the supergene copper ore is expected to continue until the first half of 2016 at which time the Bisha Mine plans to begin to process ore from the primary phase.  The primary phase ore contains a significant amount of zinc and copper.  Construction of the zinc plant began in 2014 with the zinc plant scheduled for commissioning in the first half of 2016.  During the primary phase, the Bisha Mine will produce both a zinc and copper concentrate.  The Bisha Mine has the full support of the Eritrean Government.

First quarter highlights

  Earnings per share of $0.06
  Net cash provided by operating activities of $37 million
  Working capital of $517 million, including $443 million of cash
  Produced 38 million pounds of copper in the quarter
  Achieved industry lowest-quartile C1 cash costs(1) of $1.23 per payable pound sold
  Paid quarterly dividend of $0.04 per share
  Announced increased mineral resource at Bisha and Harena
  Continued progress of zinc plant expansion – on time and on budget
	Q1 2015	Q1 2014
Revenue (millions)	$117.2	$99.2
Operating income (millions)	42.6	52.0
Net income (millions)	23.0	28.2
Net income attributable to Nevsun shareholders (millions)	12.6	15.4
Basic earnings per share attributable to Nevsun shareholders	0.06	0.08
Working capital (millions)	517.0	462.2

Copper price realized, per payable pound sold	2.49	3.01
C1 cash cost per payable pound sold(1)	$1.23	$0.98

(1) C1 cash cost per payable pound sold is a non-GAAP measure – see page 12 for a discussion of non-GAAP measure

Outlook for 2015

2015 Objectives

  Maintain top quartile safety performance and social license to operate roduce 160 to 175 million pounds of copper at C1 cash costs(1) of $1.20 to $1.40 per payable pound sold
  Extend the Bisha mine life through exploration and optimize the mine plan
  Keep zinc expansion project on time and on budget for H1 2016 commissioning
  Opportunistically monetize stockpiled gold ore
  Continue to pay peer leading dividends
  Continue to pursue M&A opportunities supported by our strong balance sheet

We are making good progress towards achieving all of the 2015 Objectives outlined above.  This progress demonstrates the Company’s focus to deliver on financial and operational performance while meeting the commitments we have made to all of our key stakeholders.  Please refer to our 2014 CSR report released on April 23, 2015, posted on the Company’s website at http://nevsun.com/responsibility/reporting/.  Some of the many highlights of the 2014 CSR report include our continued strong economic contribution to the Eritrean economy with $130 million in various forms of taxation paid to the government of Eritrea, $77 million of distributions paid to our partner ENAMCO, increasing local procurement to 41% in 2014 from 32% in 2013 and the follow-up actions taken in response to the independent human rights assessment we received in 2014.

Unfortunately during Q1 2015, the Bisha Mine incurred its first lost-time injury in over three years of operations. While the injury to the employee’s foot was not severe, the occurrence highlights the importance of continued review of safety protocols and vigilance towards working and operating in a safe manner.  We are proud of our consistent safety record, and will strive to ensure it is maintained for the well-being of our employees and contractors.

Bisha production through Q1 2015 is slightly behind expectations due to the temporary shutdown in March for the replacement of bearings in the ball mill gear shaft coupled with required minor repairs to the tails thickener as discussed in our news releases on March 13, 2015, March 22, 2015 and March 30, 2015, respectively.  We took advantage of the temporary shutdown to complete or accelerate both scheduled and preventative maintenance.  In addition, increased focus was directed to additional waste mining, resulting in a quarterly production record for total material mined since start of operations.  We believe the mill can handily perform at the necessary throughput rate to maintain our full year production guidance of 160 to 175 million pounds of copper and that we can achieve our target C1 cash costs(1) of $1.20 to $1.40 per payable pound sold.

The zinc expansion remains on track for commissioning by the first half of 2016.  The overall forecast to complete the project is $92 million inclusive of a $6 million contingency.  The overall project now includes replacement of the copper vertical regrind mills with an improved horizontal regrind mill to ensure optimal copper recovery for the lower copper grades which will be encountered during the primary ore phase.

(1) C1 cash cost per payable pound sold is a non-GAAP measure – see page 12 for a discussion of non-GAAP measure

The Company has considerable additional value held in stockpiles to be monetized. This includes (i) approximately 6,500 tonnes of precious metals concentrate containing about 7,000 ounces of gold with high silver content; (ii) approximately 400,000 tonnes of pyrite sand material estimated to contain over 60,000 ounces of gold with significant silver content; and (iii) approximately 130,000 tonnes of oxide ore at over 5 g/t Au estimated to contain over 20,000 ounces of gold.  The Company completed its analysis of the most economic method to monetize the precious metals concentrate during Q1 2015 and concluded a direct sale, rather than blending the precious metals concentrate with our copper concentrate, was more beneficial to shareholders.  The Company has completed the tendering process for the 6,500 tonnes of precious metals concentrate and this sale is expected to be completed during Q2 2015.  The Company has begun screening the higher grade pyrite sand material (approximately 50,000 tonnes) and will be obtaining bids for this material during Q2 2015.  The Company will be completing further analysis during 2015 to determine which portions of the remaining pyrite sand material are most economic in the current metals price environment.  The 130,000 tonnes of oxide ore stockpile is currently scheduled to be processed at the end of the current mine life through the existing carbon-in leach (CIL) plant.

The Company continues to dedicate significant management time and effort for external growth.  The Company’s approach to M&A is based on capital discipline and staying true to our commitment of generating a financial return on investment for shareholders that will allow us to maintain and grow dividends in the future.

Operating review

Key operating information – Bisha Mine:

	Q1 2015	Q1 2014
Ore mined, tonnes	657,000	487,000
Waste mined, tonnes	3,517,000	3,471,000
Strip ratio, (using tonnes)	5.4	7.1
Ore milled tonnes	441,000	353,000
Copper feed grade, %	4.7	6.1
Recovery, % of copper	83.8	83.5
Copper concentrate grade, %	24.8	28.8
Copper in concentrate produced, millions of pounds	38.0	39.7
Copper in concentrate produced, tonnes	17,200	18,000
Payable copper in concentrate sold, millions of pounds(1)	47.4	34.0
Payable copper in concentrate sold, tonnes(1)	21,500	15,400
(1)	Q1 2014 included 4.5 million pounds or 2,000 tonnes of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.

Results of operations for the first quarter 2015

Operating income

The Company generated operating income of $42.6 million for the quarter ended March 31, 2015 (Q1 2014 - $52.0 million).  Quarterly operating income decreased from Q1 2014 as a result of a decreased copper feed grade and lower copper concentrate grades, which as expected declined by 23% and 14%, respectively, which in turn impacted the unit cost of material sold.  The other significant impact on Q1 2015 operating income was the lower realized copper price which decreased by 17% as copper prices hit five year lows during the quarter, and the related $12.9 million negative provisional copper price and physical quantity adjustments during Q1 2015, related primarily to shipments in 2014.

Production and sales

The Bisha Mine produced 38 million pounds of copper in concentrate by processing approximately 441,000 tonnes of ore averaging about 4.7% copper.  Production for the quarter was slightly under expectations mainly as a result of a mechanical issue with the ball mill gear box, which necessitated a full 13 day plant shutdown during March 2015 to allow for this maintenance in addition to repairing the tails thickener.  The downtime was used to upgrade a further 10 of 27 diesel power generators, direct increased attention to waste mining, and accelerate some other pre-scheduled maintenance activities.  The 4.2 million tonnes of waste and ore moved during Q1 2015 was a quarterly production record for the mine.  Overall sales volume of 47.4 million pounds of payable copper remained strong as the site’s finished goods concentrate stockpile balances were drawn down significantly in late March 2015.  Despite the plant shutdown, mill throughput averaged approximately 6,300 tonnes per operating day.

Cash costs

Copper cash costs per pound sold for the quarter was $1.23, which was firmly within guidance of $1.20 to $1.40 per pound payable sold.  Cash costs are expected to be higher in 2015 than 2014 primarily due to the decrease in copper feed grade.  We have incurred higher trucking costs, as we have transported more dry metric tonnes of lower grade copper concentrate during the quarter.  However, fuel charges decreased during Q1 2015 to an average of $0.95 per litre of diesel fuel delivered (2014 - $1.20).

Stockpiled material

The Company has additional value held in stockpiles that has yet to be monetized.  The Company has also continued to stockpile some primary zone material which is classified as long-term on the balance sheet.

There are three other distinct types of stockpiled material. We currently have approximately 6,500 tonnes of precious metals concentrate containing an estimated 7,000 ounces of gold with high silver content.  The Company completed a tendering process for this material and the winning bidder was selected in April 2015, with a scheduled delivery during Q2 2015.  There is approximately 400,000 tonnes of pyrite sand material estimated to contain over 60,000 ounces of gold with significant silver content.  The Company will begin a tendering process during Q2 2015 for the pyrite sand material to monetize approximately 50,000 tonnes of the higher grade portions of these stockpiles.  The Company also has 130,000 tonnes of oxide ore at over 5 g/t Au estimated to contain over 20,000 ounces of gold which based on current life of mine plan, will be processed at the end of the current mine life through the existing CIL plant.

Exploration

The Company continues to explore the Bisha district for new deposits and for extensions of its known deposits in an effort to extend the mine life of the Bisha operations.  The exploration work conducted in 2014 was very successful, particularly at Harena, where the indicated resource increased by 1.4 million tonnes and the inferred resource increased by 6.1 million tonnes.  The methodology being applied at Harena is now being utilized across the Company’s entire licensed area.

In Q1 2015, the Company spent $2.9 million to fund 6,938 metres of exploration diamond drilling (12 holes), ground and borehole geophysical surveying and other geological work.  The main areas of focus were the continuation of the drilling of the Harena deposit, initiation of an exploration program at the Bisha deposit designed to explore for extensions of the deposit, particularly at depth, and on regional geophysical surveying at the Asheli prospect on the Mogoraib River exploration license.

At Harena, a total of 8 holes (4,446 metres) have been completed in 2015.  The Company issued a press release on April 28, 2015, providing greater details on the drilling results.

Work at Bisha has utilized a combination of historical surface and borehole geophysical surveys with new geological and lithogeochemical interpretations to develop a program to test for the continuation of the deposit at depth.  Four holes have been drilled so far in 2015 (2,492 metres), testing a geophysical interpretation in the southern portion of the deposit at depths ranging between 300 and 500 metres below surface.  Assays are still pending for these holes.

At Asheli, on the Mogoraib Exploration license, systematic ground geophysical surveys have identified a number of high priority targets that the Company will begin drill testing in the second quarter.  This area has seen only very limited, but encouraging, historical drilling results.  The host rock units and alteration signatures are permissive for the development of significant volcanogenic massive sulphides.

Bisha zinc expansion project

The Company will begin mining predominantly from the primary phase after the supergene phase is mostly exhausted in mid-2016.  The zinc expansion project adds zinc flotation capacity to the Bisha processing plant which is required for the primary ore phase of the Bisha Mine.  This zinc flotation plant floats zinc concentrate after existing copper flotation.  The two flotation circuits will enable the production of both zinc and copper concentrate.  The major infrastructure and equipment engineering has been completed for some time with only minor tie-ins and slight modifications outstanding.  Procurement of mechanical, piping, electrical and automation packages are near completion. All long lead orders are placed and scheduled for on-time delivery.  The most critical civils component of the construction is complete and steel erection with the onsite specialist contractors has commenced.

During 2014, the BMSC board approved the zinc expansion phase budget for $90 million.  During the past quarter, this budget was revised to $100 million due to a scope change to replace the copper regrind mills. The current copper flotation circuit used to treat the copper supergene ore included four Metso vertical regrind mills.  After substantial analysis, it was determined these Metso regrind mills would lead to sub-optimum recovery during the primary ore phase.  Therefore, a decision was made in the quarter to replace these regrind mills with a single horizontal IsaMillTM, proven technology and identical to what is already included in the zinc flotation expansion design. This requires no expansion of the owner’s EPCM team and it simplifies inventory and maintenance issues going forward as well as reporting, accounting and project management requirements.

The commissioning of the plant is expected to be completed by mid-2016.  The overall forecast to complete the project even with this additional capital item for the regrind mill is $92 million inclusive of a $6 million contingency.  As at March 31, 2015, $63 million of the revised budget has been committed, of which $31 million has been incurred.  We believe our new more robust flotation process plant will not only meet our latest production forecast estimates, but facilitate potential future throughput expansions and extended mine life. Combined zinc and copper concentrate production will average approximately 300,000 tonnes per year, which is similar to 2014 production rates.  Accordingly, no additional capital will be required for the land transport or port infrastructure to export the copper and zinc concentrates produced from the primary ore phase starting in mid-2016.  We provided further details on the zinc expansion, including our strong safety performance to date, in a news release on April 22, 2015.

Updated mineral reserve and resource estimate

As announced on February 3, 2015, the Company has significantly expanded the mineral resource estimate at Harena based on the successful exploration efforts of 2014.  The Harena pit indicated resource increased by 1.4 million tonnes, adding 113 million pounds of zinc and 32 million pounds of copper, and the Bisha primary inferred resources increased by 6.1 million tonnes for an additional 498 million pounds of zinc and 156 million pounds of copper.  The Company also reported a further 30 million pounds of copper and 300 million pounds of zinc in mineral reserves apart from mining depletion during 2014.  Details of the mineral reserves and resources are included in our 2014 Annual Information Form which is available online at www.sedar.com.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below.  The Company’s gold production phase began winding down in Q1 2013, and had ceased by the end of Q2 2013.  The Company was in the commissioning and pre-commercial production stages of its copper production phase during H2 2013, and declared commercial copper production on December 1, 2013. The first commercial-stage revenues related to copper production were recognized in Q1 2014. The quarterly variances evident in the following table are the result of the transition in production phases.

In US $000s (except per share data)	2015 1st	2014 4th	2014 3rd	2014 2nd
Revenues	$117,172	$138,695	$147,943	$169,223
Operating income	42,581	70,323	78,076	94,955
Net income for the period	23,034	40,098	44,599	53,688

Net income attributable to Nevsun shareholders	12,578	21,878	25,548	30,528
Earnings per share attributable to Nevsun shareholders – basic	0.06	0.11	0.13	0.15
Earnings per share attributable to Nevsun shareholders – diluted	0.06	0.11	0.13	0.15

In US $000s (except per share data)	2014 1st	2013 4th	2013 3rd	2013 2nd
Revenues	$99,151	$4,000	$25,783	$54,785
Operating income	51,983	587	12,980	20,049
Net income (loss) for the period	28,180	(4,860)	4,306	10,305

Net income (loss) attributable to Nevsun shareholders	15,440	(4,212)	1,170	5,274
Earnings (loss) per share attributable to Nevsun shareholders – basic	0.08	(0.03)	0.01	0.03
Earnings (loss) per share attributable to Nevsun shareholders – diluted	0.08	(0.03)	0.01	0.03

The following variances result when comparing operations for the three month period ended March 31, 2015, with the same period of the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s Q1 2015 revenues of $117,172 (Q1 2014 - $99,151) are comprised of copper concentrate sales of $118,071 (Q1 2014 - $88,811), copper concentrate by-product sales of $14,749 (Q1 2014 - $13,616) and other revenue of $nil (Q1 2014 – $5,696), net of copper concentrate treatment and refining charges of $15,648 (Q1 2014 - $8,972).  Other revenue consists of sales of high-grade precious metals ore directly to buyers.  Revenues included sales of 47.4 million payable pounds of copper (Q1 2014 – 29.5 million) at an average realized price of $2.49 per pound (Q1 2014 – $3.01).  Copper concentrate sales are net of $12,902 (Q1 2014 - $5,446) of provisional and final pricing and physical quantity adjustments.  Copper concentrate by-product revenues for Q1 2015 included sales of 6,900 ounces of gold (Q1 2014 – 5,700 ounces) and 369,000 ounces of silver (Q1 2014 – 315,000 ounces).  Copper concentrate treatment and refining charges, which are accounted for as a reduction of revenues, increased slightly on a per pound basis reflecting a tightening in the market and a lower copper concentrate grade.  Copper concentrate by-product credits decreased on a per pound basis as expected in the mine plan (see page 12 for a reconciliation of C1 cash cost sold) and due to decreased by-product metal prices.

Operating expenses

The Company recorded operating expenses of $57,494 in Q1 2015 (Q1 2014 - $34,109).  The increase from Q1 2014 is the result of a higher quantity of tonnes mined and milled.  However, the more significant impacts during the period were the inventoried costs being released into income as copper concentrate stockpiles were drawn down during the period and additional trucking costs to bring the material to the port of Massawa.  As copper feed grades decrease in line with mine plan expectations, the Company expects operating expenses to increase on a per unit basis. Some of the Company’s increased costs were offset in part by a lower cost of fuel delivered to site.

Royalties

The Company incurs a 3.5% royalty on base metal shipments and a 5% precious metals royalty on its gold and silver sales.  In Q1 2015 royalty expenses of $4,819 (Q1 2014 - $5,918) were recorded.  In Q1 2015, the Company incurred lower royalties as metals prices were lower than in the comparative period.  Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point, and are based on estimated values of contained metal at the time of shipment without subsequent adjustment.

Depreciation and depletion

In Q1 2015, depreciation and depletion of $12,278 (Q1 2014 - $7,141) was recorded. Depreciation is primarily calculated using the units-of-production method with copper pounds produced and ore tonnes mined as the basis for the calculation. A higher quantity of ore tonnes mined, as well as depreciation being relieved from inventory as copper concentrate stockpiles were drawn down, resulted in an increased charge for the period.

Administrative

Administrative costs in Q1 2015 were $3,405, down from $4,731 in Q1 2014.  The single largest impact for the variance was the weaker Canadian dollar (CAD) versus the United States dollar (USD) as most of the Company’s administrative costs, including salaries and long-term incentive compensation are CAD based expenses.  The other variance from Q1 2014 was due to the timing of the Deferred Share Unit (DSU) grants as there was a grant of DSUs in Q1 2014 but none during Q1 2015.

Finance income

The decrease in finance income to $641 in Q1 2015 (Q1 2014 - $953) is due primarily to a smaller balance owing from ENAMCO.

Finance costs

Finance costs in Q1 2015 of $384 and Q1 2014 of $279 are entirely attributable to accretion expense on the Company’s provision for closure and reclamation liability.

Income taxes

Income tax expense for Q1 2015 of $16,399 (Q1 2014 – $19,746) is comprised of current income tax expense of $10,587 (Q1 2014 – $13,660) related to the BMSC mining operations and deferred income tax expense of $5,812 (Q1 2014 – expense of $6,086).

Reconciliation of realized copper price

In U.S. $000s (except pounds of payable copper and per payable pound data)	Q1 2015	Q1 2014
Total revenues	$117,172	$99,151

Add (less):
Copper concentrate by-product sales	(14,749)	(13,616)
Other revenues	-	(5,696)
Treatment and refining charges	15,648	8,972
Provisional and final pricing and quantity adjustments on copper concentrate sales	12,902	5,446
Copper concentrate revenues, before pricing adjustments	$130,973	$94,257
Pounds of payable copper sold (millions)(1)	47.4	29.5
Realized copper price per payable pound sold, before pricing adjustments	$2.76	$3.19
Provisional and final pricing and quantity adjustments per payable pound sold	$(0.27)	$(0.18)
Realized copper price per payable pound sold	$2.49	$3.01
LME average copper price per pound	$2.63	$3.18
(1)	Pounds of payable copper sold during Q1 2014, do not include 4.5 million pounds of copper sold during the pre-commercial production phase. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.

Liquidity and capital resources

The Company’s cash and cash equivalents at March 31, 2015, was $442,655 (December 31, 2014 – $442,418).  Working capital, including cash and cash equivalents, was approximately $516,989.  Accounts receivable of $36,791 (December 31, 2014 - $32,188) include one shipment for which revenue was recognized but provisional payments were not yet received by year end (December 31, 2014 – one shipment).

During Q1 2015, cash generated from operating activities was $50,521 (Q1 2014 - $57,657) which reflects the higher sales volumes at significantly lower prices from the prior year.  In Q1 2015, the Company paid $13,100 (Q1 2014 - $23,702) in income taxes.

The Company used $17,212 in investing activities in Q1 2015 (Q1 2014 – generated $27,024).  The Company spent $20,717 (Q1 2014 - $17,159) on mineral properties, plant and equipment in Q1 2015 comprised of $14,710 on the zinc expansion, $3,098 for sustaining capital $1,049 on mineral properties and $1,860 on exploration and evaluation.  These expenditures were net of changes in non-cash working capital of $3,505.  In Q1 2014, expenditures on mineral properties, plant and equipment were offset by $44,476 of proceeds received from the sale of pre-commercial production copper concentrate inventory.  No such proceeds were received in Q1 2015.

The Company used $19,972 in its financing activities in Q1 2015 (Q1 2014 – $25,787).  During Q1 2015, the Company paid dividends to Nevsun shareholders of $7,986 (Q1 2014 - $13,943) as the dividend is now $0.04 per share paid on a quarterly basis (Q1 2014 - $0.035 semi-annually).  The Company also distributed $12,000 to the non-controlling interest during Q1 2015 (Q1 2014 - $12,000) which was mainly due to built-up cash reserves at December 31, 2014, as opposed to earnings from Q1 2015.

Off-Balance sheet arrangements

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingency

Araya Lawsuit

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Lawsuit") on November 20, 2014, by three plaintiffs who claim to have once worked with a local sub-contractor at the Bisha Mine.  The plaintiffs claim that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean military.  The plaintiffs are also claiming the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”).  The plaintiffs claim general, aggravated and punitive damages for themselves and for the Group Members.  No amount of damages is required to be quantified by the plaintiffs at this time.  No trial date has been set.

It is not possible at this time to estimate the outcome of the Araya Lawsuit.  The Company denies the allegations and will vigorously defend itself in this matter.  No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Outstanding share data

As of April 29, 2015, the Company had 199,657,802 shares and 12,062,000 options issued and outstanding.

Financial instruments and risk management

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s Annual Information Form for the year ended December 31, 2014, dated February 25, 2015, which is available on SEDAR at www.sedar.com.

The Company’s accounts receivable contains an embedded derivative due to the provisional pricing in copper concentrate contracts. Revenues are recorded using the metal price received for sales that settle during the reporting period.  For sales that have not been settled, an estimate is used based on the expected month of settlement and the forward price of the metal at the end of the reporting period.  The difference between the estimate and the final price received is recognized in revenue in the period in which the final adjustment is settled.  The final adjustment recorded for these revenues depends on the actual price when the sale settles.  There can also be adjustments for the final amount of metals in the copper concentrate.  The settlement dates per current agreements vary from one to four months after shipment.

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset acquisitions, business combinations or mergers currently under offer.

Critical accounting policies and estimates

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).  The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2014 annual consolidated financial statements, respectively.

In preparing the condensed consolidated interim financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  Actual results could differ from those estimates.  Management reviews its estimates and assumptions on an ongoing basis using the most current information available.  Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively.  For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2014, which is available on SEDAR at www.sedar.com.

Changes in internal control over financial reporting

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2015, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Accounting changes and recent accounting pronouncements

There were no significant accounting pronouncements issued during the period ended March 31, 2015.

Quality assurance

Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration and mineral resource and reserve statements of this MD&A and approved its dissemination.

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance.  The Company uses this performance measure extensively in our internal decision making process, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team.  The table below provides a reconciliation of this non-GAAP measure to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less net by-product credits.  Royalties are excluded from the calculation of C1 cash cost per payable pound sold.  The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.  By-product credits are an important factor in determining the C1 cash costs per pound.  The Company produces by-product metals, gold and silver, incidentally to copper production activities.  The gold and silver are considered to be by-products as they only represent 13% of total revenues during Q1 2015.  The cash cost per payable pound will vary depending on the volume of by-product credits and the relative price of the by-products.  The C1 cash cost per payable pound is calculated by dividing the total costs, net of the by-product credits, by payable copper pounds sold.  The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	Q1 2015		Q1 2014
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound
Pounds of payable copper sold (millions)(1)	47.4	-	29.5	-
Operating expenses and selling costs	$57,494	$1.21	$34,109	$1.16
Add:
Copper concentrate treatment and refining charges	15,648	0.33	8,972	0.30
Less:
Copper concentrate by-product credits	(14,749)	(0.31)	(13,616)	(0.46)
Selling costs not related to concentrate sales	-	-	(585)	(0.02)
Total C1 cash cost	$58,393	$1.23	$28,880	$0.98
(1)	Pounds of payable copper sold during Q1 2014, do not include 4.5 million pounds of copper sold during the pre-commercial production phase. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.

Forward looking statements

This Management’s Discussion and Analysis contains statements and information concerning anticipated developments in the Company’s continuing and future operations, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities and the delivery of parts, equipment and supplies for ongoing plant repairs, upgrades and continued operations, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.

Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors including, without limitation, the risks more fully described in the Company’s 2014 Annual Information Form, recent news releases and other filings.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT.  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which   the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of Mineral Reserves and Resources

The disclosure in this Management’s Discussion and Analysis uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws.  Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System.  The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  Consequently, mineral resource and mineral reserve information contained in this MD&A is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards.

This MD&A uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.